UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	24 September 2024 - Transaction in Own Shares

99.1

Haleon plc: Transaction in own shares

24 September 2024: Haleon plc (the "Company" or "Haleon") today announces the purchase of the following number of ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 1 August 2024 (the "Buyback Programme").

Date of purchase:	24 September 2024
Number of Shares purchased:	246,227
Highest price paid per Share (p):	393.7000
Lowest price paid per Share (p):	389.0000
Volume weighted average price paid per Share (p):	391.3646

Following the settlement of the above, the Company's registered share capital consists of 9,114,905,197 ordinary shares. This figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5s(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4989F_1-2024-9-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 24, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary